UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Oxford Industries, Inc.
(Exact name of the registrant as specified in its charter)
Georgia	1-4365	58-0831862
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
999 Peachtree Street, N.E., Suite 688, Atlanta, Georgia 30309
(Address of principal executive offices, including zip code)
Suraj A. Palakshappa
Senior Vice President, General Counsel, Treasurer & Secretary
(404) 659-2424
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Company Overview

Oxford Industries, Inc. (the “Company”) is a leading branded apparel company that designs, sources, markets and distributes products bearing the trademarks of its portfolio of lifestyle brands: Tommy Bahama®; Lilly Pulitzer®; Johnny Was®; Southern Tide®; The Beaufort Bonnet Company®; Duck Head®; and Jack Rogers®. The Company’s products generally incorporate fabrics made of cotton, silk, linen, polyester, cellulosic fibers, leather and other natural and man-made fibers, or blends of two or more of these materials.

The Company’s business strategy is to drive excellence across a portfolio of lifestyle brands that create sustained, profitable growth. The Company distributes its lifestyle branded products primarily through direct to consumer channels, consisting of retail stores and e-commerce sites, as well as wholesale distribution channels. Each of the Company’s lifestyle brands has product development and design teams dedicated to that brand’s consumers and products.

During fiscal 2024, the Company’s business was primarily operated through four operating groups: Tommy Bahama; Lilly Pulitzer; Johnny Was; and Emerging Brands. During fiscal 2024, Tommy Bahama, Lilly Pulitzer, Johnny Was and Emerging Brands represented approximately 57%, 21%, 13% and 9%, respectively, of the Company’s consolidated net sales.

Tommy Bahama. Tommy Bahama designs, sources, markets and distributes men's and women's sportswear and related products. Tommy Bahama's typical consumer lives in or travels to warm weather and resort locations and embraces a relaxed and casual approach to daily living.

Lilly Pulitzer. Lilly Pulitzer designs, sources, markets and distributes upscale collections of women's and girl's dresses, sportswear and related products. The Lilly Pulitzer brand was originally created in the late 1950s by Lilly Pulitzer and is an affluent brand with a heritage and aesthetic based on the Palm Beach resort lifestyle.

Johnny Was. Johnny Was designs, sources, markets and distributes collections of affordable luxury, artisan-inspired bohemian apparel, accessories and home goods. The Johnny Was brand was founded in 1987 and continues to transcend fashion trends with its beautifully crafted, globally inspired products and demonstrates a unique ability to combine and mix elevated fabrics, patterns, bespoke prints and artisanal embroidery that distinguishes its product in the marketplace.

Emerging Brands. Emerging Brands consists of the operations of the Company’s smaller, earlier stage Southern Tide, The Beaufort Bonnet Company, Duck Head and Jack Rogers brands. The brands included in Emerging Brands design, source, market and distribute apparel, footwear and related products bearing their respective trademarks and are supported by the Company’s emerging brands team that provides certain support functions, including marketing and advertising execution and analysis. All four of these brands are included in the Company’s Conflict Minerals Report for 2024.

Corporate and Other. Corporate and Other was a reconciling category used by the Company in fiscal 2024 for reporting purposes and included other items that were not allocated to the Company’s operating groups, including the Company’s corporate offices, substantially all financing activities and the operations of the Company’s Lyons, Georgia distribution center.

Conflict Minerals Disclosure

Pursuant to Rule 13p-1 of the Securities Exchange Act, due diligence is required to be conducted for necessary conflict minerals in products where there is reason to believe such minerals may have originated in the Democratic Republic of the Congo (the “DRC”) or surrounding countries (the “Covered Countries”). The Company contracts to purchase certain types of apparel, footwear, handbags, travel goods, fashion accessories and housewares containing metallic components such as zippers, buttons, hooks & eyes, rivets, buckles, clasps, grommets, eyelets and other small parts incorporated into the finished products (collectively, the “Reported Products”) that may contain tin, tantalum, tungsten and/or gold (“3TG”) minerals.

Accordingly, the Company has concluded in good faith that for the period from January 1, 2024 to December 31, 2024 (the “Reporting Period”):

(1)the Company contracted to manufacture products for which 3TG minerals were necessary to their functionality or production; and

(2)based on a “reasonable country of origin” inquiry (“RCOI”) and other due diligence measures described herein, while the Company has no reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products may have originated in a Covered Country, the RCOI has not been able to completely rule out the possibility.

Supply Chain

The Company maintains flexible, diversified sourcing operations. The Company’s businesses, either internally or through the use of third-party vendors or buying agents, source substantially all of their respective products from non-exclusive, third-party producers located in foreign countries or from their licensees for licensed products sold in the Company’s direct to consumer distribution channels. The use of contract manufacturers reduces the amount of capital investment required. Generally, the Company’s businesses do not have long-term contracts with suppliers and conduct business on an order-by-order basis.

The Company’s businesses purchase substantially all of their products from third-party producers as package purchases of finished goods, which are generally manufactured with the Company’s or its vendors’ or buying agents’ oversight and to the business’ design and fabric specifications. The Company’s businesses depend upon the ability of third-party producers to secure a sufficient supply of the specified raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. Accordingly, the Company’s businesses generally do not specify the raw material or product component suppliers and rely on contract manufacturers to obtain such materials.

As the Company’s products vary by business, sourcing is managed by each business independently, with corporate oversight, and there is significant diversity in the suppliers used by the Company’s businesses, with no individual supplier representing greater than four percent (4%) of the Company’s total purchases during fiscal 2024.

As part of the Company’s commitment to source products in a lawful, ethical and socially responsible manner, the Company has implemented its Supplier Code of Conduct applicable to vendors from whom it purchases apparel and related products, which includes provisions related to abiding by applicable laws as well as compliance with other business or ethical standards, including related human rights, health, safety, working conditions, environmental and other requirements. The Company requires that each of its vendors and licensees comply with the Company’s Supplier Code of Conduct or substantially similar compliance standards. All of the Company’s vendors from whom it purchases goods are also required by the Company to adhere to the United States Customs and Border Protection’s Customs-Trade Partnership Against Terrorism program, including standards relating to facility, procedural, personnel and cargo security. On an ongoing basis, the Company assesses vendors' compliance with the Company’s Supplier Code of Conduct and applicable laws and regulations through audits performed by designated agents. The assessment of compliance by vendors is directed by the Company’s corporate leadership team.

In addition, as part of its due diligence efforts, the Company has adopted a Conflict Minerals Policy.

Reasonable Country of Origin Inquiry (RCOI)

The members of the Company’s Conflict Minerals Team, working with the procurement and product departments in their respective operating groups, comprehensively evaluated the Company’s products sourced during the relevant reporting period as part of the RCOI. Products which were determined to have little to no likelihood of containing 3TG minerals were deemed out of scope for further inquiry. In addition, licensed products – i.e., products designed and sourced by a third party pursuant to a trademark license with the Company or one of its subsidiaries – were deemed out of scope.

For purposes of the RCOI, the Company identified the Tier 1 suppliers of in-scope products (i.e., the finished goods manufacturer from whom the Company purchased such goods). While the Company’s traceability efforts focus on identifying upstream raw material and component suppliers, because the Company does not generally have direct relationships with those suppliers, the Company relies on its Tier 1 suppliers to work with their upstream suppliers in order to ascertain the best available information about the origin of 3TG minerals in the Company’s products.

All 221 Tier 1 suppliers deemed in-scope for this Conflict Minerals Report were contacted by the Company and requested to provide information to the Company regarding 3TG minerals and their smelter sources by completing a survey based on the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). To facilitate suppliers’ completion of the survey, the Company contacted suppliers, as needed, to offer assistance in completing the survey, provide further information about the Company’s conflict minerals compliance program and provide information about how the information furnished by the applicable supplier would be used. Supplier responses were evaluated by the Company, with particular focus on any of the following responses: supplier indicated that they do not require their component suppliers to be DRC-conflict free; supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers; supplier indicated they have not identified any of the smelters or refiners (“SORs”) used for the products included in the declaration scope; or supplier indicated they have not provided all applicable SOR information received.

Determination

As of April 29, 2025, the response rate among the Company’s in-scope Tier 1 suppliers was approximately 71%. Based on the results of the Company’s RCOI, the Company has determined that, with respect to certain necessary 3TG minerals in its Reported Products, while it has no reason to believe that any necessary 3TG minerals believed to be contained in the Reported Products may have originated in a Covered Country, the RCOI has not been able to completely rule out the possibility.

Inherent Limitations on Due Diligence Procedures

Since the Company’s businesses purchase substantially all of their products from third party producers as package purchases of finished goods and generally do not specify the raw material or product component supplier, the Company’s due diligence procedures can provide only reasonable assurance regarding the source and chain of custody of such materials. The Company’s due diligence processes are based on seeking data from the Company’s in-scope Tier 1 suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of 3TG minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Oxford Industries, Inc.

By:	/s/ Suraj A. Palakshappa	May 30, 2025
Name:	Suraj A. Palakshappa	(Date)
Title:	Senior Vice President, General Counsel, Treasurer & Secretary